

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 21, 2015

Boris Teksler
Chief Executive Officer and President
Unwired Planet, Inc.
20 First Street, First Floor
Los Altos, CA 94022

     Re: Unwired Planet, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed October 13, 2015
             File No. 001-16073

Dear Mr. Teksler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 3 – Reverse Stock Split and Authorized Share Reduction, page 13

1.   It appears you have presented multiple matters to be voted upon under a single proposal. Proposal 3 combines two separate matters to be voted upon: (1) the reverse stock split and (2) the decrease in authorized shares. Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) require that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your proxy statement and form of proxy to present each matter as a separate proposal or advise. To the extent that the proposal to decrease the number of authorized shares is contingent upon the outcome of the reverse stock split proposal, provide appropriate disclosure.

2.   We note that the number of authorized shares of common stock will be reduced from 1,000,000,000 to no fewer than 250,000,000 or such other number of authorized shares, depending on the exact split ratio chosen by the Board. Please revise to clarify how the

reverse stock split ratio will impact the authorized share reduction. In other words, revise to provide the formula that will be used to determine the authorized share reduction or explain how the Board will otherwise determine the precise reduction in the number of authorized shares of common stock from 1,000,000,000 to no fewer than 250,000,000.

3.   For clarity, please disclose in tabular format the number of shares of common stock (i) currently authorized, (ii) reserved for issuance, (iii) issued and outstanding and (iv) authorized but unissued, as well as the number of shares in those same categories after giving effect to the reverse stock split and authorized share reduction at various levels. Please also include the percentage of the authorized shares of common stock available for issuance both before and after the various scenarios.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Gabriel Eckstein, Staff Attorney, at (202) 551-3286 with any questions. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services